

June 23, 2010

Mr. Charlie G. Masters
President, Chief Executive Officer
Deer Valley Corporation
3111 W. Dr. MLK Blvd., Ste 100
Tampa, FL 33607

     RE: Deer Valley Corporation
             Form 8-K Item 4.01 filed May 6, 2010
             Form 8-K/A Item 4.01 filed June 3, 2010
             Form 8-K/A Item 4.01 filed June 18, 2010
             File #0-5388

Dear Mr. Masters:

     We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Jeffrey Gordon
                  Staff Accountant